

02003589

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44039

ANNUAL AUDITED REPORT FORM X-17A-5 PART III


RECEIVED
05 2002
143
PROCESSING
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EAST SHORE PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

560 Broad Hollow Rd.
(No. and Street)

Melville	NY	11747
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carl De Lucia 805-492-3012
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SALIBELLO & BRODER LLP
(Name — *if individual, state last, first, middle name*)

633 THIRD AVENUE, 13TH FLOOR, NEW YORK, NEW YORK 10017
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carl De Lucia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East Shore Partners, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

ANTONELLA ROLLO
Notary Public, State of New York
Registration #01RO6047611
Qualified In Queens County
My Commission Expires Sept. 5, 2002

Carl De Lucia
Signature

PRESIDENT
Title

Antonella Rollo
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

EAST SHORE PARTNERS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

For the Year Ended December 31, 2001
With Independent Auditors' Report

Salibello & Broder LLP
Certified Public Accountants

CONTENTS

Salibello & Broder LLP
Certified Public Accountants
633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT

The Board of Directors
East Shore Partners, Inc.
Melville, N.Y.

We have audited the accompanying statement of financial condition of East Shore Partners, Inc. (the "Company") as of December 31, 2001 and the related statements of income, changes in shareholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of East Shore Partners, Inc. as of December 31, 2001, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
January 16, 2002

EAST SHORE PARTNERS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

Assets

Cash and cash equivalents	$ 57,321
Deposit with clearing broker, including interest of $3,196	99,723
Receivable from broker-dealers and clearing broker	255,979
Non-marketable securities, at estimated fair value	3,300
Property and equipment, at cost less accumulated depreciation of $28,112	23,155
Security deposits	6,935
Prepaid expenses and other assets	5,856
	$ 452,269

Liabilities and Shareholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 51,072
Payable to broker-dealers	55,536
Commissions payable	12,657
Income taxes payable	4,958
Total liabilities	124,223
Shareholders' equity:	
Common stock, $0.001 par value, 1,000 shares authorized, 100 shares issued	1
Additional paid-in-capital	149,999
Retained earnings	247,580
	397,580
Less 30 shares of common stock in treasury, at cost	(69,534)
Total shareholders' equity	328,046
	$ 452,269

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues:	
Commissions	$ 5,343,517
Interest and dividend income	283,019
Total revenues	5,626,536
Expenses:	
Salaries	1,757,237
Commissions - brokers	1,506,317
Floor broker fees	601,604
Charitable contributions	466,265
Clearing charges	268,433
Equipment rental and quotation charges	261,787
Contribution to profit sharing plan	125,000
Employee benefits	115,933
Payroll taxes	104,111
Telephone	62,740
Rent and utilities	38,950
Professional fees	23,110
Meals	16,373
Travel and entertainment	14,861
Office supplies	14,671
NASD and other regulatory fees	13,577
Depreciation	12,404
Corporate sponsorship	9,750
Conferences and seminars	9,456
Miscellaneous	5,678
Insurance	5,273
Books and publications	4,462
Postage and messenger	4,139
Interest	632
Total expenses	5,442,763
Income before income taxes	183,773
Income taxes	6,208
Net income	$ 177,565

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	TOTAL RETAINED EARNINGS	TREASURY STOCK	SHAREHOLDERS' EQUITY
Balance at December 31, 2000	$ 1	$ 149,999	$ 111,619	$ (69,534)	$ 192,085
Net Income	-	-	177,565	-	177,565
Dividends paid	-	-	(41,604)	-	(41,604)
Balance at December 31, 2001	$ 1	$ 149,999	$ 247,580	$ (69,534)	$ 328,046

The accompanying notes are an integral part of these financial statements.

EAST SHORE PARTNERS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 177,565
Adjustments to reconcile net income to cash:	
Depreciation	12,404
(Increase) decrease in operating assets:	
Receivable from broker-dealers and clearing broker	(140,387)
Deposit with clearing broker	(918)
Prepaid expenses and other assets	(1,371)
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	(17,147)
Payable to broker-dealers	13,317
Commissions payable	(6,548)
Income taxes payable	4,858
Net cash provided by operating activities	41,773
Cash flows from investing activities:	
Increase in:	
Property and equipment	(9,422)
Security deposits	(336)
Net cash used in investing activities	(9,758)
Cash flows from financing activities:	
Dividends paid	(41,604)
Net cash used in financing activities	(41,604)
Net decrease in cash and cash equivalents	(9,589)
Cash and cash equivalents - beginning of year	66,910
Cash and cash equivalents - end of year	$ 57,321

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization and nature of business

East Shore Partners, Inc. (the "Company") is incorporated in the state of Delaware for the purpose of doing business as a broker-dealer in securities.

The Company is registered with the National Association of Securities Dealers, Inc.

Note 2 - Summary of significant accounting policies

Commissions

Commissions and related clearing expenses are recorded on a trade date basis as security transactions occur.

Valuation of securities

Securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment are stated at cost. Depreciation is provided using an accelerated method over the estimated useful lives of the related assets of five years. Additions and betterments are capitalized. Repairs and maintenance are charged to operations as incurred.

Operating leases

The lease for the Company's office facilities includes scheduled base rent increases over the term of the lease. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the lease.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Treasury stock

Treasury stock is reported at cost and at December 31, 2001 consists of 30 shares of common stock.

Note 2 - Summary of significant accounting policies (cont'd)

Statement of cash flows

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash paid for income taxes for the year ended December 31, 2001 was $1,250. Cash paid for interest for the year ended December 31, 2001 was $632.

Note 3 - Property and equipment

At December 31, 2001, property and equipment consists of the following:

Computer equipment	$ 41,591
Furniture	3,978
Other equipment	3,563
Computer software	2,135
	51,267
Less: accumulated depreciation	28,112
	$ 23,155

Note 4 - Agreement with clearing broker

The Company has entered into a continuing agreement with a clearing broker, to act as the Company's clearing agent.

The Company's agreement with the clearing broker requires that a clearing deposit of $100,000 be maintained. This deposit can be held with the clearing broker in either cash, treasury bills or money funds. The initial term of the agreement expired on April 11, 2001 and is being extended in accordance with provisions of the agreement for additional successive 12-month terms, unless terminated by either party.

Note 5 - Liabilities subordinated to claims of general creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2001.

Note 6 - Concentrations of credit risk

The Company maintains cash balances at a major financial institution which potentially subjects it to credit risk. The Company's policy is to limit exposure with this institution by generally maintaining balances within the federally insured limits as well as by periodically evaluating the creditworthiness of such institution.

Note 6 - Concentrations of credit risk (cont'd)

The Company is also engaged in various brokerage activities whose counter-parties primarily include broker-dealers, a clearing broker and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party. It is the Company's policy to review, as necessary, the credit standing of each counter-party with which it conducts business.

Note 7 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $260,649, which was $235,649 in excess of its required net capital of $25,000. The Company's aggregate indebtedness to net capital ratio was 0.48 to 1.

Note 8 - Provision for income taxes

The Company with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liabilities for federal income taxes has been made. In addition, the Company, with the consent of its shareholders, has elected to be treated as an S Corporation for New York State. A provision for state taxes has been made due to deductibility limits on certain expense items.

Note 9 - Stock purchase agreement

The shareholders of the Company have established a stock purchase agreement for the following purposes:

a) To provide for the acquisition of the stock owned by any of the shareholders who may wish to dispose of the same during their lifetime; and

b) To provide for the purchase of the stock of any shareholders who may terminate their employment, become insolvent or die while the stock purchase agreement is in force.

Note 10 - Profit sharing plan

The Company has a profit-sharing plan (the "Plan"), in which all full-time employees who meet certain age and length of service requirements are eligible to participate. Annual contributions to the Plan are to be made at the discretion of the Board of Directors. For the year ended December 31, 2001, the Plan contribution charged to operations was $125,000.

Note 11 - Commitments

In August 1996, the Company entered into a non-cancelable operating lease for its general office facilities, which expired on July 31, 2001. The Company subsequently entered into a oral agreement to extend the lease for additional two (2) six-month periods.

Rent expense for the year ended December 31, 2001 was $38,950.

Note 12 - Related party transactions

Commissions payable include amounts payable to officers with an equity interest in the Company. For the year ended December 31, 2001, payments owed to officers was $75.

SUPPLEMENTARY INFORMATION

SCHEDULE I

EAST SHORE PARTNERS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2001

Allowable capital:	
Total shareholders' equity	$ 328,046
Less nonallowable assets:	
Unsecured receivable from broker-dealers	28,037
Property and equipment, net	23,155
Security deposits	6,935
Prepaid expenses and other assets	5,856
Non-marketable securities	3,300
	67,283
Net capital before haircuts on securities	260,763
Haircuts on securities	114
Net capital	$ 260,649
Aggregate indebtedness	$ 124,223
Minimum net capital required	$ 25,000
Excess net capital	$ 235,649
Ratio: Aggregate indebtedness to net capital	0.48 to 1

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

See independent auditors' report on supplementary information.

Salibello & Broder LLP
Certified Public Accountants

633 Third Avenue, New York, NY 10017
212-315-5000 Fax: 212-397-5832

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

The Board of Directors
East Shore Partners, Inc.
Melville, NY

In planning and performing our audit of the financial statements and supplemental schedule of East Shore Partners, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
January 16, 2002